UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Visicu, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

92831L 20 4

(CUSIP Number)

Thomas G. McKinley

Partech International

50 California Street, Suite 3200, San Francisco, CA 94111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 18, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 92831L 20 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Partech U.S. Partners IV LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 3,166,162 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 3,166,162 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,166,162 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.5%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 92831L 20 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) 47th Parallel LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 3,166,162 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 3,166,162 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,166,162 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.5%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 92831L 20 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Double Black Diamond II LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands corporation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 120,635 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 120,635 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 120,635 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.4%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 92831L 20 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Multivest LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands corporation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 40,211 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 40,211 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,211 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 92831L 20 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ParVenture Japan Managers LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands corporation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 40,211 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 40,211 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,211 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 92831L 20 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) 45th Parallel LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 80,424 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 80,424 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 80,424 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.2%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 92831L 20 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Par SF LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 3,246,586 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 3,246,586 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,246,586 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.8%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 92831L 20 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vendome Capital LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Wyoming limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 75,515 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 75,515 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 75,515 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.2%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 92831L 20 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas G. McKinley

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 52,000 shares

	8.	Shared Voting Power 3,482,947 shares

	9.	Sole Dispositive Power 52,000 shares

	10.	Shared Dispositive Power 3,482,947 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,534,947 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.7%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 92831L 20 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vincent R. Worms

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 3,407,432 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 3,407,432 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,407,432 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.3%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to the Common Stock, $.0001 par value (the “Common Stock”), of Visicu, Inc. (the “Issuer”) having its principal executive office at 217 East Redwood Street, Suite 1900, Baltimore, Maryland 21202-3315.

Item 2.	Identity and Background

This statement is filed by Partech U.S. Partners IV LLC, a Delaware limited liability company (“Partech US”); 47th Parallel LLC, a Delaware limited liability company (“47th Parallel”); Multinvest LLC, a Cayman Islands corporation (“Multinvest”); ParVenture Japan Managers LLC, a Cayman Islands corporation (“ParVenture”); 45th Parallel LLC, a Delaware limited liability company (“45th Parallel”); Double Black Diamond LLC a Cayman Islands corporation (“DBD”); Vendome Capital LLC, a Wyoming limited liability company (“Vendome”); Par SF LLC, a Delaware limited liability company (“Par SF” and collectively with Partech US, 47th Parallel, Multinvest, ParVenture, 45th Parallel, DBD and Vendome, the “Reporting Entities”); Thomas G. McKinley (“McKinley”) and Vincent R. Worms (“Worms”), managing managers of one or more of the Reporting Entities (collectively, the “Managing Members”).  The Reporting Entities and the Managing Members are collectively referred to as the “Reporting Persons.”

Principal office for Partech US, 47th Parallel, 45th Parallel and Par SF:

1209 Orange Street, Wilmington, DE 19801

Principal office for DBD, Multinvest, and ParVenture:

Ugland House, South Church Street, Georgetown, Grand Cayman, Cayman Islands

Principal office for Vendome:

325 Front Street, PMB 410, Evanston, WY 82930

Principal office for Thomas G. McKinley and Vincent R. Worms:

50 California Street, Suite 3200, San Francisco, CA 94111

The principal business of Partech US is to invest in venture capital opportunities.  The principal business of 47th Parallel is to act as the managing member of Partech US.  The principal business of 45th Parallel is to invest in venture capital opportunities. The principal business of Par SF is to act as the managing member of 45th Parallel and 47th Parallel. The principal business of Vendome is to act as a managing member of Par SF and ParVenture. The principal business of Multinvest is to invest in venture capital opportunities. The principal business of DBD is to invest in venture capital opportunities. The principal business of ParVenture is to invest in venture capital opportunities. The principal business of each of the Managing Members is to act as a managing member of one or more Reporting Entities and a number of affiliated entities with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Partech US is a limited liability company organized under the laws of the State of Delaware;

47th Parallel is a limited liability company organized under the laws of the State of Delaware; Multinvest is a corporation organized under the laws of the Cayman Islands; ParVenture is a corporation organized under the laws of the Cayman Islands; 45th Parallel is a limited liability company organized under the laws of the State of Delaware; DBD is a corporation organized under the laws of the Cayman Islands; Vendome is a limited liability company organized under the laws of the State of Wyoming; Par SF is a limited liability company organized under the laws of the State of Delaware; McKinley is a citizen of the United States; and Worms is a citizen of France.

The Issuer, Philips Holding USA Inc., a Delaware corporation (the “Parent”), and Ice Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Parent (the “Merger Sub”), entered into an Agreement and Plan of Merger dated as of December 18, 2007 (the “Merger Agreement”, a copy of which is referenced as Exhibit 1), providing for the merger of the Merger Sub with and into the Issuer (the “Merger”) on the terms and subject to the conditions set forth in the Merger Agreement.

In connection with the Merger Agreement, Partech US, certain other shareholders of the Issuer (the “Other Shareholders”), the Issuer, the Parent and the Merger Sub entered into a Voting Agreement, dated December 18, 2007 (the “Voting Agreement”, a copy of which is referenced as Exhibit 2), providing, among other things, that each of Partech US and the Other Shareholders agrees to vote all shares of voting capital stock of the Issuer registered in their respective names or beneficially owned by them (whether held or owned as of the date of the Voting Agreement or any time thereafter) to approve the Merger and the Merger Agreement.  See Items 4, 5 and 6 for more details regarding the Voting Agreement.

The Reporting Persons previously filed a Schedule 13G with the Securities and Exchange Commission on February 13, 2007 with respect to the beneficial ownership of Common Stock of the Issuer and this Schedule 13D is intended to supersede such previous Schedule 13G.

Item 3.	Source and Amount of Funds or Other Consideration

Partech US is the record holder of 3,166,162 shares of Common Stock of the Issuer; Multinvest is the record holder of 40,211 shares of Common Stock of the Issuer; 45th Parallel is the record holder of 80,424 shares of Common Stock of the Issuer;  DBD is the record holder of 120,635 shares of Common Stock of the Issuer; and Vendome is the record holder of 75,515 shares of Common Stock of the Issuer (collectively, the “Record Shares”).  The Reporting Entities acquired the Record Shares in a series of private placement transactions with the Issuer between October 2000 and June 2002 for an aggregate purchase price of $4,861,637.  The working capital of Partech US, Multinvest, 45th Parallel, DBD and Vendome was the source of the funds for the purchase.  Other than short-term borrowings that have been repaid, no part of the purchase price paid by Partech US, Multinvest, 45th Parallel, DBD or Vendome was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Record Shares.

Each of the Other Shareholders is the record holder of Common Stock of the Issuer as follows:  (i) Sterling Venture Partners, L.P. owns 3,278,616 shares of Common Stock; and (ii) Cardinal Health Partners, L.P. owns 3,347,923 shares of Common Stock.  The shares of Common Stock held by the Other Shareholders as set forth above shall hereinafter be referred to herein as the “Other Shareholders’ Securities”.  The information regarding the Other Shareholders’ Securities set forth above is based on the information set forth in Schedule A to the Voting Agreement

Item 4.	Purpose of Transaction

The Reporting Entities acquired the Record Shares for investment purposes.  Certain of the Reporting Entities entered into the Voting Agreement in connection with the Merger.  Pursuant to the Voting Agreement, certain Reporting Entities agreed to vote all of the shares of Common Stock of the Issuer owned by such Reporting Entities in favor of the Merger and the Merger Agreement, to not dispose of any shares of Common Stock of the Issuer without the approval of the Parent and not to solicit competing bids to acquire the Issuer.  The Merger is contingent upon certain closing conditions, including the approval of the Issuer’s shareholders.  Thomas G. McKinley, a Managing Member, is a member of the Board of Directors of the Issuer.  Except as set forth above, and except as may result directly or indirectly from the Merger, none of the Reporting Persons has any present plans which relate to or would result in:

(a)                                 The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)                                 An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)                                  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)                                 Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                                  Any material change in the present capitalization or dividend policy of the Issuer;

(f)                                   Any other material change in the Issuer’s business or corporate structure;

(g)                                  Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)                                 Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                                     A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)                                    Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)                                 Partech US is the record holder of 3,166,162 shares of common stock of the Issuer.  47th Parallel (the managing member of Partech US), Par SF (the managing member of 47th Parallel), Vincent Worms and Vendome (the managing members of Par SF) and McKinley (the managing member of Vendome), may be deemed to share voting and dispositive power over the shares held by Partech US.

Multinvest is the record holder of 40,211 shares of common stock of the Issuer.  ParVenture (the managing member of Multinvest),  Worms and Vendome Capital (the managing members of ParVenture) and McKinley (the managing member of Vendome), may be deemed to share voting and dispositive power over the shares held by Multinvest.

45th Parallel is the record holder of 80,424 shares of common stock of the Issuer.  Par SF (the managing member of 45th Parallel), Worms and Vendome Capital (the managing members of Par SF) and McKinley (the managing member of Vendome), may be deemed to share voting and dispositive power over the shares held by 45th Parallel.

DBD is the record holder of 120,635 shares of common stock of the Issuer.  Worms and McKinley (the managing members of DBD) may be deemed to share voting and dispositive power over the shares held by DBD.

Vendome is the record holder of 75,515 shares of common stock of the Issuer.  McKinley (the managing member of Vendome) may be deemed to share voting and dispositive power over the shares held by Vendome.

McKinley is the record holder of 50,000 shares of common stock of the Issuer (the “McKinley Reported Shares”). In addition, as a director of the Issuer, McKinley has been granted an option to purchase an additional 2,000 shares of Common Stock (the “McKinley Option Shares”, and together with the McKinley Reported Shares, the “McKinley Shares”) and such McKinley Option Shares are currently exercisable. Accordingly, McKinley may be deemed to be the beneficial owner of the McKinley Shares in addition to the Record Shares for a total of 3,534,947 shares of Common Stock.

Based on the Record Shares, each Reporting Person (other than McKinley) may be deemed to beneficially own the following percentages of the Common Stock of the Issuer, which percentage is calculated based upon 33,183,228 shares of Common Stock reported to be outstanding in the Issuer’s definitive proxy statement (the “Definitive Proxy”) filed with the Securities and Exchange Commission on December 19, 2007:

Partech US – 9.8%

47th Parallel – 9.8%

DBD – 0.4%

Multinvest – 0.1%

ParVenture – 0.1%

45th Parallel – 0.2%

Par SF – 10.1%

Vendome – 0.2%

Worms – 10.6%

Based on the Record Shares and the McKinley Shares, McKinley may be deemed to be the beneficial owner of 10.7% of the Common Stock of the Issuer.

Certain of the Reporting Entities and the Other Shareholders have agreed, pursuant to the terms of the Voting Agreement, to vote all shares of voting capital stock registered in their names or beneficially owned by them (whether held or owned as of the date of the Voting Agreement or any time thereafter) to approve the Merger and have granted the Parent a proxy to vote such shares to approve the Merger.  Such Reporting Entities and the Other Shareholders have also agreed not to dispose of any shares of Common Stock of the Issuer held by them without the consent of the Parent and not to solicit competing bids to acquire the Issuer.

The Other Shareholders collectively hold the Other Shareholders’ Securities consisting of 6,626,539 shares of Common Stock.  As a result of entering into the Voting Agreement, certain Reporting Entities and the Other Shareholders may be considered a “group” and in such case, such Reporting Persons, in their capacities as such, may also be deemed to beneficially own the Other Shareholders’ Securities.

If such Reporting Entities and the Other Shareholders are considered a “group”, each Reporting Person (other than McKinley) may be deemed to beneficially own 10,033,971 shares of Common Stock of the Issuer, representing 30.2% of the Common Stock of the Issuer, which percentage is calculated based upon the 33,183,228 shares of Common Stock reported to be outstanding in the Issuer’s Definitive Proxy filed with the Securities and Exchange Commission on December 19, 2007.  If the Reporting Entities and the Other Shareholders are considered a “group”, McKinley may be deemed beneficially own 10,085,971 shares of Common Stock of the Issuer, representing 30.4% of the Common Stock of the Issuer, which percentage is calculated based upon the 33,183,228 shares of Common Stock reported to be outstanding in the Issuer’s Definitive Proxy filed with the Securities and Exchange Commission on December 19, 2007.  Each Reporting Person disclaims membership in a “group.” Each Reporting Person also disclaims beneficial ownership of any shares of the Issuer, except for those shares held directly by such Reporting Person.

(b)                                 Regarding the number of shares as to which such person has:

(i)                                     sole power to vote or to direct the vote:

0 shares for each Reporting Person except McKinley.  52,000 shares for McKinley which includes the McKinley Shares.

(ii)                                  shared power to vote or to direct the vote:

3,166,162  Partech US

3,166,162  47th Parallel

80,424  45th Parallel

75,515  Vendome

3,246,586  Par SF

3,482,947 McKinley

120,635  DBD

40,211  Multinvest

40,211  ParVenture

3,407,432  Worms

(iii)                               sole power to dispose or to direct the disposition:

0 shares for each Reporting Person except McKinley.  52,000 shares for McKinley which includes the McKinley Shares.

(iv)                              shared power to dispose or to direct the disposition:

3,166,162  Partech US

3,166,162  47th Parallel

80,424  45th Parallel

75,515  Vendome

3,246,586  Par SF

3,482,947 McKinley

120,635  DBD

40,211  Multinvest

40,211  ParVenture

3,407,432  Worms

(c)                                  Except for the Voting Agreement discussed above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)                                 No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Record Shares beneficially owned by any of the Reporting Persons.

(e)                                  Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the Merger, The Reporting Entities, the Other Shareholders, the Issuer, the Parent and the Merger Sub entered into the Voting Agreement, wherein each of the Reporting Entities and the Other Shareholders agreed to vote all of the shares of voting capital stock of the Issuer registered in its name or beneficially owned by it (whether held or owned as of the date of the Voting Agreement or any time thereafter) in favor of: (i) the Merger; (ii) the execution, delivery and performance by the Issuer of the Merger Agreement; and (iii) the approval of the terms of and in favor of the other actions contemplated by the Merger Agreement and any action required in furtherance thereof; provided, however, that no party to the Voting Agreement shall be required to vote its shares of voting capital stock of the Issuer as provided above if the terms of the Merger or the Merger Agreement are amended or otherwise modified after December 18, 2007 in a manner that is adverse to such party in material respect.  The Reporting Entities and the Other Shareholders also agreed not to dispose of any shares of Common Stock of the Issuer without the approval of the Parent and not to solicit any competing bids to acquire the Issuer.

The Reporting Entities and the Other Shareholders own, in the aggregate, approximately 30.2% of the outstanding voting capital stock of the Issuer.

The Voting Agreement terminates upon the earlier of: (i) the consummation of the Merger; and (ii) upon the termination of the Merger Agreement.
Item 7.	Material to Be Filed as Exhibits
Exhibit 1 – Reference to Merger Agreement dated December 18, 2007. Exhibit 2 – Reference to Voting Agreement dated December 18, 2007. Exhibit 3 – Agreement regarding filing joint Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:                  December 28, 2007

Partech U.S. Partners IV LLC By: 47th Parallel, LLC, Managing Member PAR SF, LLC, Managing Member Vendome Capital LLC, Managing Member Thomas G. McKinley, Managing Member
/s/ Thomas G. McKinley
Signature

45th Parallel LLC By: PAR SF, LLC, Managing Member Vendome Capital LLC, Managing Member Thomas G. McKinley, Managing Member
/s/ Thomas G. McKinley
Signature

Multinvest LLC By: ParVenture Japan Managers, LLC, Managing Member Vendome Capital LLC, Managing Member Thomas G. McKinley, Managing Member
/s/ Thomas G. McKinley
Signature

Double Black Diamond II LLC By: Thomas G. McKinley, Managing Member
/s/ Thomas G. McKinley
Signature

Vendome Capital LLC By: Thomas G. McKinley, Managing Member
/s/ Thomas G. McKinley
Signature
/s/ Thomas G. McKinley
Thomas G. McKinley
/s/ Vincent Worms
Vincent Worms

EXHIBIT 1

Agreement and Plan of Merger

(filed as an Exhibit to the Schedule 14A filed with the Commission by the Company December 19, 2007, and incorporated herein by reference).

EXHIBIT 2

Voting Agreement

(filed as an Exhibit to the Schedule 14A filed with the Commission by the Company December 19, 2007, and incorporated herein by reference)

EXHIBIT 3

AGREEMENT

Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Visicu, Inc.

EXECUTED this 28th day of December, 2007.

Partech U.S. Partners IV LLC By: 47th Parallel, LLC, Managing Member PAR SF, LLC, Managing Member Vendome Capital LLC, Managing Member Thomas G. McKinley, Managing Member
/s/ Thomas G. McKinley
Signature

45th Parallel LLC By: PAR SF, LLC, Managing Member Vendome Capital LLC, Managing Member Thomas G. McKinley, Managing Member
/s/ Thomas G. McKinley
Signature

Multinvest LLC By: ParVenture Japan Managers, LLC, Managing Member Vendome Capital LLC, Managing Member Thomas G. McKinley, Managing Member
/s/ Thomas G. McKinley
Signature

Double Black Diamond II LLC By: Thomas G. McKinley, Managing Member
/s/ Thomas G. McKinley
Signature

Vendome Capital LLC By: Thomas G. McKinley, Managing Member
/s/ Thomas G. McKinley
Signature
/s/ Thomas G. McKinley
Thomas G. McKinley
/s/ Vincent Worms
Vincent Worms